UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2015

333-206723

(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On October 15, 2015, P.V. Nano Cell Ltd. issued a press release announcing that it has signed a Memorandum of Understanding with a manufacturer of printed circuit boards to use PV Nano inks for the mass production of printed circuit boards. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated October 15, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date: October 15, 2015	By:	/s/ Fernando de la Vega
Name: Dr. Fernando de la Vega
Title: Chief Executive Officer

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